

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 15, 2016

<u>Via E-mail</u>
John Moukas
Chief Executive Officer
BioCrude Technologies USA, Inc.
1255 Phillips Square, Suite 605
Montreal, Quebec, CA H3B 3G5

> **Re:** **BioCrude Technologies USA, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 1, 2016**
> **File No. 333-214853**

Dear Mr. Moukas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that reference to our prior letter refers to our letter dated August 25, 2016 for S-1 File No. 333-211774.

Calculation of Registration Fee

1. We note your disclosure that pursuant to Securities Act Rule 457(p), the filing fee is being offset by the fee paid in connection with the filing of your registration statement on Form S-1 initially filed by BioCrude Technologies Inc. Please revise your footnote to include the file number and initial filing date of the earlier registration statement from which the offset is claimed.

Prospectus Cover Page

2. Please clarify that while the selling shareholders will sell at the fixed price of $1.75 per share until your common stock is quoted on OTCBB and thereafter at market prices, the company

will sell all shares at a fixed price of $1.75 per share for the duration of the offering. Please revise disclosure under "By Our Company" on page 49 in response to this comment as well. The company is not eligible to conduct an at the market offering under Rule 415(a)(4).

Use of Proceeds, page 10

3. We note that for 25% of the shares sold, you show the use of proceeds for the investment in subsidiaries and/or joint ventures as an inflow of funds, rather than a use of proceeds. To the extent that the net proceeds from this offering do not cover your uses of such funds, please revise your estimates accordingly, and indicate the order of priority for your planned uses. We remind you that the total use of proceeds should not exceed the net proceeds to the company.

Capitalization, page 12

4. To the extent that your short-term debt line item includes accounts payable or accrued expenses incurred in the ordinary course of operations, please revise your capitalization table to exclude these balances from the short-term debt line item.

5. Since this offering is on a best-efforts basis with no minimum number of shares to be sold, your capitalization table should not reflect the receipt or application of offering proceeds from the sale of all 20,000,000 shares offered. Please revise your registration statement to remove the IPO and pro forma columns.

Description of Business and Properties, page 13

6. We note your response to comment 14 of our letter dated August 25, 2016. Please disclose the material terms of the Concession Agreement, Power Purchase Agreement Contract and Deed of Assignment. We note that you have only filed the cover page and signature page of these agreements as exhibits. Please file each agreement in its entirety with your next amendment. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

Description of Business and Property, page 16

7. Please revise your discussion of the "Gratitude Stock" to reference "Note 6" to the December 31, 2015 audited financial statements, as your current reference to Note 7 does not appear to be correct.

Company milestones and plan of execution, page 29

8. We note your response to comment 22 of our letter dated August 25, 2016. Please revise to provide more concrete milestones, in terms of steps you will take and your timetable for doing so, that are necessary for you to be able to begin to generate any revenue from any of your joint ventures or complexes. For example, what steps will you take to establish the necessary joint ventures and financing? What will be involved in establishing a complex so that you can begin to generate revenue, and what would the timetable be for doing so after a joint venture and financing are in place? Please provide a timetable for each component. For example, it is unclear from your disclosures how long the Environment Impact analysis is expected to be. We also note that you mention PPAs in your Liquidity section. Please explain what the PPAs are and why you must acquire them to become operational and what steps are necessary to the acquisitions.

Liquidity and Capital Resources, page 36

9. We note your response to comment 23 of our letter dated August 25, 2016. We re-issue our comment in part. In the paragraph that discusses disclosure in the Use of Proceeds section, please clarify how long you believe you could continue your operations without including any "projected revenues."

Summary Compensation Table, page 41

10. We note your response to comment 26 of our letter dated August 25, 2016. However, it doesn't appear that any revisions have been made to this section. Please note that with respect to Mr. Baran's stock awards, you must disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, including footnote disclosure indicating all assumptions made in the valuation of the stock awards, by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Item 402(n)(2)(v) of Regulation S-K and Instruction 1 to this Item.

Selling Stockholders, page 45

11. We note your disclosure that the selling shareholders acquired their shares in the Exchange Agreement with BioCrude (Canada). Please disclose the material terms of the Exchange Agreement and explain whether it relates to the "Agreement for Purchase of Assets" referenced on page 15.

12. We note your response to comment 29 of our letter dated August 25, 2016. However, it doesn't appear that any revisions have been made to this section. Please disclose any position, office, or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

Plan of Distribution, page 48

13. Where you discuss the company's offering, please clarify who will actually offer and sell the shares on behalf of the company and whether they meet all of the provisions of the safe harbor from being deemed a broker as set forth in Exchange Act Rule 3a4-1.

Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2016 and 2015, page 53

Consolidated Statements of Operations and Comprehensive Loss, page 65

14. Please revise your prior period comparative columns for the three and nine-month periods to say "September 30, 2015".

Exhibits

Exhibit 5.1

15. We note that counsel's legal opinion indicates that 6,699,343 shares of common stock are being sold by the selling stockholders. However, your registration indicates that you are registering 6,718,303 shares of common stock for sale by your selling stockholders. Please have counsel revise its legal opinion accordingly.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

16. Please have your auditor revise its consent to refer to the appropriate amendment to the registration statement filed on December 1, 2016, as applicable.

　　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Harold P. Gewerter, Esq. *(via e-mail)*